Exhibit 7.1

Computation of ratios of earnings to combined fixed charges (and preference share dividends)

     For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and minority interests, plus fixed charges, and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, dividends on preference shares and other equity instruments, as applicable, and the proportion of rental expense deemed representative of the interest factor.